Exhibit 99.77(i)

ITEM 77I. Terms of New or Amended Securities

1.	At the May 22, 2014 Board meeting, the Board approved the creation and establishment of the Voya Securitized Credit Fund (Class P shares). In addition, at its July 10, 2014 meeting, the Board approved the agreements and other routine matters with respect to the establishment of the Class P Shares of Voya Securitized Credit Fund.